

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2023

Jeffrey Lavers
President
3M Health Care Co
3M Center
St. Paul , Minnesota 55144

> **Re: 3M Health Care Co**
> **Draft Registration Statement on Form 10-12G**
> **Submitted May 16, 2023**
> **CIK No. 0001964738**

Dear Jeffrey Lavers:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 10-12G submitted May 15, 2023

Exhibit 99.1 Information Statement
Information Statement Summary, page 11

1. We note your revisions in response to our prior comment 2, and we reissue the comment to the extent you have not revised the summary to provide a prominent discussion of the potential challenges SpinCo will face as a standalone company, including the significant indebtedness, to balance the statements of leadership and strengths you have described at length.

Investment Highlights, page 15

2. We reissue comment 5 in part. Please revise to provide additional information regarding

the FDA NDA and OTC process, which you mention but do not explain, as well as FDA postmarket surveillance, and any regulation of your manufacturing facilities, such as FDA CGMP requirements, or tell us why you believe this disclosure is not required.

The Separation and Distribution
Conditions to the Distribution, page 71

3.   We note the revised disclosure on page 71 in response to comment 8, that "[w]ere ParentCo to waive the condition with respect to receipt of either or both an IRS Ruling and/or a Tax Opinion, depending on the circumstances, there *could be less comfort* that the intended tax treatment would be respected by the IRS and such waiver *could be* material to ParentCo shareholders" (emphasis added). Please provide the analysis on which you determined that the waiver of one or both of these requirements may not be material to security holders, or revise to clarify the waiver will be deemed material and disclose what form of notice you will provide to security holders.

Intellectual Property, page 116

4.   We reissue comment 10. Please revise to break down the disclosure along product lines, with each addressing jurisdiction, expiration dates, form of patent, and whether the patents are licensed from others.

Results of Operations, page 128

5.   Item 303(b) of Regulation S-K states that you should describe in quantitative terms as well the reasons for material changes from period-to-period in one or more line items, including where material changes within a line item offset one another. To the extent that you have material offsetting factors impacting a line item, please separately quantify the impact of each factor. For example, we note in your discussion of Oral Care Solutions sales, there was a net decrease in organic sales of only (0.01)% which was attributable to multiple offsetting factors including a decrease of 2.4% due to the exit of Health Care operations in Russia, a decrease due to COVID related shutdowns within China, a decrease due to dental provider staffing challenges and distributor inventory rebalancing, as well as increases due to strong pricing and growth within new product introductions. We also remind you that Item 303(b)(2) of Regulation S-K indicates that you should describe the extent to which changes in prices, volume, or to the introduction of new products or services contributed to fluctuations in sales.

Note 14 - Segment and Geographical Information, page F-32

6.   We note your response to comment 25. It is not clear based on your response what consideration you gave to ASC 280-10-50-40 and the different product types discussed beginning on page 94 in determining your disclosures were appropriate. Please help us further understand how these product types are similar and your basis for not providing additional product and service information under ASC 280.

You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Abby Adams at 202-551-6902 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Jenna Levine, Esq.